Exhibit 99.9

UNDERTAKING

TO:	ONTARIO SECURITIES COMMISSION (PRINCIPAL REGULATOR)

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
The Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of The Superintendent of Securities, Government of Newfoundland and Labrador
Office of The Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Northwest Territories
Office of the Yukon Superintendent of Securities
Nunavut Securities Office

RE:	COLLECTIVE MINING LTD. (the “Corporation”)
FINAL SHORT FORM BASE SHELF PROSPECTUS DATED MAY 12, 2026
(the “Prospectus”)

This undertaking is being delivered pursuant to Sections 4.2(a)(x) and (x.1) of National Instrument 44-101 – Short Form Prospectus Distributions. In connection with the filing of the Prospectus, the undersigned, on behalf of the Corporation, hereby undertakes that the Corporation will file any material contracts and documents affecting the rights of security holders and, in particular, any indenture pursuant to which Securities (as defined in the Prospectus) are offered under any Prospectus Supplement, any agreement governing the issuance of Units (as defined in the Prospectus), the subscription receipt agreement for any offering of Subscription Receipts (as defined in the Prospectus) and the warrant indenture for any offering of Warrants (as defined in the Prospectus), promptly and in any event within seven days after the execution of such indenture in respect of the distribution of Securities being qualified by the Prospectus Supplement.

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DATED as of the 12th day of May, 2026.

COLLECTIVE MINING LTD.

Per:	“Paul Begin”
Paul Begin
Chief Financial Officer and Corporate Secretary